SUB-ITEM 77D

Effective on December 9, 2015, an investment policy of the fund was changed to provide that MFS normally invests a majority of the fund's assets in debt instruments. The change allows the portfolio management team greater flexibility to increase the fund's exposure to equity securities. The fund formerly had an investment policy that MFS normally will invest the fund's assets primarily in debt instruments.